 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Smart & Final Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

                                                      831683107

(CUSIP Number)

Daniel S. Sternberg, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                                  February 20, 2007

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 3d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

_________________________

*                         The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 7 (this “Amendment”) amends the Schedule 13D dated July 17, 1998, as previously amended (the “Schedule 13D”), of Casino USA, Inc., a California corporation (“Casino USA”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Smart & Final Inc., a Delaware corporation (the “Company”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

On February 20, 2007, the Company announced that it had entered into a merger agreement (the “Merger Agreement”) with Sharp Holdings Corp., a Delaware corporation (“Sharp Holdings”) and Sharp Acquisition Corp., a Delaware corporation (“Sharp Acquisition”), pursuant to which the Company would be merged with and into Sharp Acquisition (the “Merger”) and each share of Common Stock would be converted into $22.00 per share in cash (the “Merger Consideration”), other than (i) any shares of Common Stock held by dissenting stockholders, (ii) any shares of Common Stock held by the Company, Sharp Holdings or Sharp Acquisition and (iii) any shares of Common Stock acquired by Sharp Holdings from Casino USA pursuant to the Stock Purchase Agreement (as defined below). Sharp Holdings and Sharp Acquisition are affiliates of Apollo Management VI, L.P.

Concurrently with the execution of the Merger Agreement, on February 20, 2007, Casino and Casino USA entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Sharp Holdings which provides for, among other things, Sharp Holdings to acquire 100% of the equity interest in Casino USA for a cash purchase price equal to the Merger Consideration multiplied by the number of shares of Common Stock held by Casino USA at the effective time of the Merger (the consideration that Casino USA would have received if its shares of Common Stock were converted into cash in the Merger), adjusted for the amount of cash, if any, held by Casino USA at the time of closing and amounts due to Casino USA under the Company’s existing synthetic lease facility. The transaction provided for in the Stock Purchase Agreement is conditioned upon the concurrent consummation of the Merger.

In addition, Casino and Casino USA have agreed in the Stock Purchase Agreement, subject to certain limited exceptions, to vote all of the shares of Common Stock held by them in favor of the adoption of the Merger Agreement and against any competing transaction and, among other matters, any action or proposal that would reasonably be expected to have an adverse impact on the transactions contemplated by the Merger Agreement. In the event that the Board of Directors of the Company changes, qualifies, withholds or withdraws its recommendation to the Company’s stockholders that they adopt the Merger Agreement and approve the Merger, Casino and Casino USA will only be obligated to vote in the manner provided by the Stock Purchase Agreement an aggregate number of shares of Common Stock equal to 30% of the total number of outstanding shares of Common Stock. Casino and Casino USA have granted a proxy to Sharp Holdings to vote the shares of Common Stock held by them in accordance with the provisions of the Stock Purchase Agreement.

Casino and Casino USA have also agreed in the Stock Purchase Agreement that if the Merger Agreement is terminated under certain specified circumstances and Casino or Casino USA subsequently sell their shares of Common Stock in a transaction that is publicly proposed or announced within 12 months following such termination, Casino and Casino USA will pay to Sharp Holdings an amount equal to 50% of the amount by which the consideration received by either of them in connection with such other transaction exceeds the consideration that would have been received by Casino or Casino USA as a result of the transactions contemplated by the Merger Agreement or the Stock Purchase Agreement. Casino and Casino USA have further agreed that, if Sharp Holdings increases the amount of Merger Consideration to be paid in connection with the Merger, Casino and Casino USA will, at Sharp Holdings’ request, waive the right to receive, or return to Sharp Holdings, 50% of the amount of such increase in the Merger Consideration that Casino and Casino USA would have otherwise received.

The foregoing description of the Stock Purchase Agreement is a summary only and is qualified in its entirety by reference to the Stock Purchase Agreement which is filed as Exhibit 5 hereto and incorporated herein by reference.

Item 6.                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4.

Item 7.	Material to be filed as Exhibits

Exhibit 5

Stock Purchase Agreement, dated as of February 20, 2007, between Casino, Casino USA and Sharp Holdings (incorporated by reference to Exhibit 99.2 of the Company’s Current Report on Form 8-K, filed on February 20, 2007).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2007

CASINO USA, INC.
By:	/s/ Hakim Aouani
Name:	Hakim Aouani
Title:	President

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